American Century Investment Trust























PROSPECTUS SUPPLEMENT























PRIME MONEY MARKET FUND * DIVERSIFIED BOND FUND











PREMIUM MONEY MARKET FUND























Supplement dated April 5, 2002 * Prospectus dated July 1, 2001
(Prime Investor Class,











      Advisor Class and C Class) and dated December 3, 2001











             (Premium Money Market Investor Class and Diversified Bond











               Investor Class, Advisor Class and Institutional Class)























SPECIAL MEETING OF SHAREHOLDERS























The Board of Trustees has requested that the following matter be submitted to shareholders of the funds for approval at a Special Meeting of Shareholders to be held August 2, 2002.























The record date for the meeting is April 5, 2002. If you own shares of the funds as of the close of business on that date, you will be entitled to vote at the











Special Meeting. Proxy materials containing more information about this proposal are expected to be sent to shareholders on or about April 24, 2002. If approved by shareholders, the proposal would become effective August 2, 2002.























Shareholders of the aforementioned funds will be asked to consider and act upon a proposal to elect the funds' eight-member Board of Trustees for indefinite terms, subject to termination or resignation. The nominees are Albert Eisenstat,











Ronald J. Gilson, Kathryn A. Hall, William M. Lyons, Myron S. Scholes, Kenneth











E. Scott, James E. Stowers III and Jeanne D. Wohlers.























SH-SPL29430   0204